UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April, 2014

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to Articles of Association

On March 28, 2014, the management board of voxeljet AG (the “Company”), with the approval of the supervisory board of the Company, decided to increase the share capital of the Company from EUR 3,120,000 by up to EUR 1,560,000 to up to EUR 4,680,000 by using the authorized capital of the Company. On April 4, 2014, the management board of the Company, with the approval of the supervisory board of the Company, decided that such capital increase shall be executed in the amount of EUR 600,000, i.e., the share capital of the Company was increased from EUR 3,120,000 by EUR 600,000 to EUR 3,720,000 by issuing 600,000 new no-par value registered shares. Such capital increase was registered with the commercial register of the local court (Amtsgericht) of Augsburg, Germany on April 10, 2014. The articles of association were amended accordingly. The amended articles of association as of April 7, 2014 show the respective changes to the share capital of the Company and the reduced authorized capital of the Company.

Other Events

On April 7, 2014, the Company issued a press release announcing the launch of a public offering of its ADSs (the “Offering”).  A copy of the press release is included herewith as Exhibit 99.1.

On April 11, 2014, the Company issued a press release announcing the pricing of the Offering.  A copy of the press release is included herewith as Exhibit 99.2.

On April 11, 2014, the Company also filed a notice to its shareholders in the German Federal Legal Gazette (Bundesanzeiger) regarding the subscription price under a subscription offer which was announced in the German Federal Legal Gazette on March 28, 2014.  An English translation of the notice filed by the Company is included herewith as Exhibit 99.3.

Included herewith as Exhibit 99.4 is the Invitation to the Annual General Meeting of the Company’s shareholders to be held on May 27, 2014, which was mailed to the Company’s shareholders and posted to the Company’s website on April 11, 2014.

Exhibits

3.1                               Amended Articles of Association of voxeljet AG.

99.1                        Press release dated April 7, 2014.

99.2                        Press release dated April 11, 2014.

99.3                        Notice from voxeljet AG to its shareholders regarding subscription price, dated April 11, 2014 (English translation).

99.4                       Invitation to the voxeljet AG Annual General Meeting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz

		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: April 11, 2014

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EXHIBIT INDEX

3.1                               Amended Articles of Association of voxeljet AG.

99.1                        Press release dated April 7, 2014.

99.2                        Press release dated April 11, 2014.

99.3                        Notice from voxeljet AG to its shareholders regarding subscription price, dated April 11, 2014 (English translation).

99.4                        Invitation to the voxeljet AG Annual General Meeting.

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